SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. 1)*
Tuesday Morning Corporation
(Name of Issuer)
Common stock, $0.01 par value
(Title of Class of Securities)
899035505
(CUSIP Number)
December 31, 2017
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Uziel Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,908,750

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,908,750

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,908,750

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.5%

12.	TYPE OF REPORTING PERSON

IA

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ori Uziel

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

25,0000

6.	SHARED VOTING POWER

3,933,750

7.	SOLE DISPOSITIVE POWER

25,000

8.	SHARED DISPOSITIVE POWER

3,933,750

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,933,750

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.6%

12.	TYPE OF REPORTING PERSON

IN

This Schedule 13G reflects the beneficial ownership of the Reporting Persons (as defined below) as of December 31, 2017.
Item 1(a).	Name of Issuer:
Tuesday Morning Corporation ("Issuer")
Item 1(b).	Address of Issuer's Principal Executive Offices:
6250 LBJ Freeway, Dallas, Texas 75240
Item 2(a).	Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:
•	Uziel Capital Management, LLC
•	Ori Uziel
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business address for each of the Reporting Persons is 654 Madison Ave., 9th Floor,
New York, NY 10065

Item 2(c).	Citizenship:
Uziel Capital Management, LLC is a Delaware limited liability company.  Ori Uziel is a citizen of the United States.
Item 2(d).	Title of Class of Securities:
Common stock, $0.01 par value (the "Common Stock")
Item 2(e).	CUSIP Number:
899035505

Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership.
(a)	Amount beneficially owned:
As of December 31, 2017, Uziel Capital Management, LLC beneficially owned 2,740,000 shares of Common Stock.
Ori Uziel, as the Managing Member of Uziel Capital Management, LLC, may be deemed to have beneficially owned the 2,740,000 shares of Common Stock beneficially owned by Uziel Capital Management, LLC.
Clients advised by Uziel Capital Management, LLC hold 1,168,750 shares of Common Stock individually, which may be deemed to be beneficially owned by Uziel Capital Management, LLC and Ori Uziel for a total of 3,908,750 shares of Common Stock.  Uziel Capital Management, LLC and Ori Uziel disclaim beneficial ownership of the shares of Common Stock held individually by clients advised by Uziel Capital Management, LLC.
Mr. Uziel also beneficially owns 25,000 shares of Common Stock individually, for a total of 3,933,750 shares of Common Stock
(b)	Percent of Class:
The following percentage is based on 45,840,969 shares of Common Stock outstanding as of October 31, 2017 as disclosed in the Issuer's Form 10-Q filed with the SEC on November 2, 2017.
As of December 31, 2017, Uziel Capital Management, LLC may be deemed to have beneficially owned approximately 8.5% of the outstanding shares of Common Stock and Ori Uziel may be deemed to have beneficially owned approximately 8.6% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:
(i)            Sole power to vote or to direct the vote of Common Stock:
See Cover Pages Items 5-9.
(ii)           Shared power to vote or to direct the vote of Common Stock:
See Cover Pages Items 5-9.
(iii)          Sole power to dispose or to direct the disposition of Common Stock:
See Cover Pages Items 5-9.
(iv)          Shared power to dispose or to direct the disposition of Common Stock:
See Cover Pages Items 5-9.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit A to the Schedule 13G filed by the Reporting Persons on August 21, 2017.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	February 13, 2018
UZIEL CAPITAL MANAGEMENT, LLC*
By:  /s/ Ori Uziel
             Ori Uziel
             Managing Member
/s/ Ori Uziel
      ORI UZIEL *
*The Reporting Persons disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.